Issuer Free Writing Prospectus dated June 9, 2021 Filed Pursuant to Rule 433 of the Securities Act of 1993, as amended Relating to Preliminary Prospectus dated May 13, 2021 Registration Statement No. 333 - 253777 Pop Culture Group Co., Ltd Nasdaq Ticker: CPOP A Hip - Hop Culture Company in China Investor Presentation June 2021

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of Class A ordinary shares (“Class A Ordinary Shares”) of Pop Culture Group Co . , Ltd (“we”, “us”, or “our”) and should be read together with the Registration Statement we filed with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 0001807389 / 000121390021026005 /ea 139439 - f 1 a 1 _popculture . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Network 1 Financial Securities, Inc . 2 Bridge Ave, Suite # 241 , Red Bank, NJ 07701 , or by calling + 1 (800) - 886 - 7007 , or contact Pop Culture Group Co . , Ltd via email : ir@ 520 pop . com . . 2

Forward Looking Statement This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth, and expansion, including our ability to meet our goals ; current and future economic and political conditions ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract clients and further enhance our brand recognition ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; the COVID - 19 outbreak ; trends and competition in the hip - hop industry ; and other assumptions described in this prospectus underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors . ” We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise . 3

Offering Summary Issuer Pop Culture Group Co., Ltd Offering Type Initial Public Offering Proposed Listing/Symbol Nasdaq Global Market – “CPOP” Ordinary Shares offered 6,000,000 Class A Ordinary Shares, or 6,900,000 Class A Ordinary Shares if the underwriter exercises its over - allotment option in full Offering Price $4.00 - $6.00 Gross Proceeds US$24 - 36 million (assuming no exercise of the underwriter’s over - allotment option and excluding 420,000 Class A Ordinary Shares underlying the Underwriter Warrants) Overallotment 15% Pre - offering Shares Outstanding 12,086,923 Class A Ordinary Shares Use of Proceeds • Approximately 29% for developing and operating online content. • Approximately 21% for developing a street dance training business. • Approximately 21% for creating derivative works of our hip - hop intellectual properties. • Approximately 14% for developing our hip - hop events. • Approximately 15% for working capital and for other general corporate purposes. Underwriter Network 1 Financial Securities, Inc. & Valuable Capital Limited See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 4

Investment Highlights 5 An Extensive Portfolio of Iconic Hip - Hop Events • We have a large pool of creative talents within our company who incubate original hip - hop event ideas . A Deep Understanding of the Younger Generation • We began organizing hip - hop events and marketing campaigns in Chinese universities and colleges in 2007 . A Highly - Recognized Brand Name in the Hip - Hop Culture and Street Dance Industries • We have built a highly - recognized brand name in China as a promoter of hip - hop culture by providing services with significant hip - hop elements to corporate clients and by hosting concerts and hip - hop events . An Experienced Management Team Able to Leverage the Capabilities of Our Organization • Our senior management team is led by Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, who has 19 years of experience in the marketing industry and also has considerable experience in the hip - hop industry. A Strong and Loyal Corporate Client Base • Our brand name and reputation have enabled us to develop and retain a strong and loyal corporate client base for our Event Planning and Execution and Marketing businesses . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Our Growth Strategies 1 2 3 4 5 6 CPOP Pop Culture Group Co., Ltd Develop and Operate Online Content Expand and Enhance Our Portfolio of Concerts and Hip - Hop Events Exploit Revenue - Generating Opportunities for Our Hip - Hop Related Intellectual Property Portfolio Develop and Deepen Relationships with Corporate Clients Attract and Recruit Highly - Qualified Professionals to Join Our Team Further Enhance Our Brand Recognition See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 6

Corporate Structure



Joya Enterprises Limited
BVI, 2019
Other Minority Shareholders
Public Shareholders
Pre-IPO%/Post-IPO%
76.95%/69.04%
23.05%/ 20.69%
0%/10.27%
Pop Culture Group Co., Ltd
"Pop Culture Group"
Cayman Islands, 2020
100%
Pop Culture(HK) Holding Limited
"Pop Culture HK"
Hong Kong, 2020
Offshore
100%
Onshore
Heliheng Culture Co., Ltd.
"Heliheng"
PRC, 2020
Contractual Arrangements
Xiamen Pop Culture Co., Ltd.
"Xiamen Pop Cuture"
PRC, 2007
100%
Shanghai Pudu Culture Communications Co., Ltd.
PRC, 2017
Xiamen Pop Network Technology Co., Ltd.
PRC, 2017
Zhongjing Pop (Guangzhou) Cuture Media Co., Ltd.
PRC, 2018
Shenzhen Pop Culture Co., Ltd.
PRC, 2020
51%
Xiamen Pop Sikai Interactive Technology Co., Ltd.
PRC, 2020

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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The Popular Culture among Young Generation

Hip-hop culture is a street culture originated in the United States, and is a popular entertainment culture among young generation all over the world.

Over 3 Street Dance Associations

- China DanceSport Federation
- China Hip-Hop Union Committee
- Federation of University Sports of China

Over 3000 College Street Dance Clubs

- Attract **30 million** college students

Over 10,000 Street Dance Training Institutions

- Attract **60 million** young street dancers



Street Dance
Hip-Hop
DJ
Graffiti
Street Ball
Street Style

Source: Frost & Sullivan Report.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.
All marks are trademarks or registered trademarks of their respective owners. The display of trademarks herein does not imply that a license of any kind has been granted.

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Company Profile 9 Ranked No. 2 in Terms of Revenue in the Hip - Hop Culture and Street Dance Industries in China 1 Source: 1 Frost & Sullivan Report in 2019. 14+ year Operating History 19+ year Industry Experience 11+ year CBC Street Dance IP History 153 million Views from online hip - hop programs (From June 30, 2020 to December 31, 2020) 41 % CAGR in Revenue During the Past 3 Years $13.8 million 1H2021 Unaudited Total Revenue See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. A Hip - Hop Culture Company in China

Our Business 10 Event Hosting Event Planning and Execution Marketing • B uil d around our portfolio of hip - hop intellectual property and our strong cooperation with artists and music companies . • H ost concerts and hip - hop related events and create hip - hop related online programs . • O rganize, operate, and monetize concerts, hip - hop events, and online hip - hop programs . • D erive revenue mainly through sponsorship fees provided by advertisers at those events and ticket sales . • B uil d upon deep understanding of the preferences of the younger generation, extensive event planning capabilities, and strong connections within the events industry . • E ngage third - party service providers to carry out the execution of events , allowing us to focus our time and energy on the general planning of events and coordination among the various parties at a specific event . • A dopted a standard process of quality control, consisting of selection, inspection, and review t o ensure the quality of execution services provided by third - party service providers . • Provide b rand promotion services and o ther services, primarily advertisement distribution, to corporate clients for service fees . • F ocus on maximizing the potential of our experience in the marketing industry and long - term relationship with advertising companies by assisting clients in the creation and promotion of their brands, especially among the younger generation . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Extensive IP Portfolio and Audience 11 `` C ultural and M usical F estivals P romotional P artis Stage Play D ance C ompetition s Promotional Parties 12 0,200 A ttendance from concerts and hip - hop events between June 30, 2020 and December 31, 2020. 153 M illion V iews from online hip - hop programs between June 30, 2020 and December 31, 202 0 . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Industry Overview Source: Frost & Sullivan Report. 12 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Analysis of Hip-Hop Culture Industry



U.S. Hip-hop Culture Market

America is the birthplace of hip-hop culture. Hip-hop has become a major force in America's pop culture, and keeps expanding globally.

China Hip-hop Culture Market

With the continuous mutual influence between hip-hop culture and Chinese mainstream culture and social values, hip-hop culture has become an increasingly influential sub-culture in China. We believe that the growth potential of hip-hop culture market is enormous.

Population (ages 10-34)

China	U.S.
~480 million	~110 million

Number of Hip-hop Consumers

China	U.S.
~2.9 million	~15 million

Market Size of Hip-hop Culture

China	U.S.
~USD2 billion	~USD60 billion

Source: Frost & Sullivan Report.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Market Growth Drivers 14 Promotion of Internet Street Dance Variety Shows. Improved Acceptance by Parents. CHUC’s Guidance and Support. Confirmation for Inclusion in the Paris Olympic Games. Rising Purchasing Power of Consumers. Increasing Demand for Cultural Recreation. Upgraded Transmission Methods. Increasing Social Acceptance. Source: Frost & Sullivan Report. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Provisional Confirmation for Inclusion in Sport Events The International Olympic Committee officially confirmed that street dance would be included in the Paris Olympic Games in 2024. 2018 2019 2022 2024 Source ： International Olympic Committee, Asian Organizing Committee, China Sports General Administration. The Biggest Sport Event for Global Young People “Youth Olympic Games ” - Street Dance The Biggest National Sport Event for Young People in China “Youth Games ” - Street Dance The Biggest Sport Event in Asia “Asian Games ” - Street Dance The Biggest Sport Event in the World “Olympic Games ” - Street Dance See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. All marks are trademarks or registered trademarks of their respective owners. The display of trademarks herein does not imply th at a license of any kind has been granted.. 15

Our Market Positioning

Top 10 Street Dance Companies, China, 2019

Total Revenue: RMB10,959.6 Million


Hip-Hop Gang
The Company
ID Cool
Aile Orange
DHSP
ZAHA Club
SINOSTAGE
SDT
Speed Dance
ShowLo Team
Others

Rank	Company	Revenue (RMB Million)	Market Share
1	Hip-Hop Gang(嘻哈帮)	401.0	3.7%
2	**The Company**	**161.2**	**1.5%**
3	ID Cool (ID酷)	90.0	0.8%
4	Aile Orange (艾乐橙/第壹街舞)	75.0	0.7%
5	DHSP(大禾升平/CASTER)	55.0	0.5%
6	ZAHA Club(嘉禾舞社)	30.0	0.3%
7	SINOSTAGE(舞邦)	30.0	0.3%
8	SDT(震舞天下)	25.4	0.2%
9	Speed Dance(Speed街舞)	25.0	0.2%
10	ShowLo Team(修楼梯)	15.0	0.1%
	Others	10,052.0	91.7%
	Total	**10,959.6**	**100.0%**

Top 10 Hip-Hop Culture Companies, China, 2019

Total Revenue: RMB14,198.1 Million


Hip-Hop Gang
The Company
ID Cool
Aile Orange
DHSP
Hedgehog Brother
ZAHA Club
SINOSTAGE
SDT
Speed Dance
Others

Rank	Company	Revenue (RMB Million)	Market Share
1	Hip-Hop Gang(嘻哈帮)	401.0	2.8%
2	**The Company**	**161.2**	**1.1%**
3	ID Cool (ID酷)	90.0	0.6%
4	Aile Orange (艾乐橙/第壹街舞)	75.0	0.5%
5	DHSP (大禾升平/CASTER)	55.0	0.4%
6	Hedgehog Brother (刺猬兄弟)	34.6	0.2%
7	ZAHA Club (嘉禾舞社)	30.0	0.2%
8	SINOSTAGE (舞邦)	30.0	0.2%
9	SDT (震舞天下)	25.4	0.2%
10	Speed Dance (Speed街舞)	25.0	0.2%
	Others	13,295.9	93.6%
	Total	**14,198.1**	**100.0%**

Source: Frost & Sullivan Report.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

16

Our Clients From the start of our operations in 2007 to January 2021, we had provided event planning and execution and marketing services to an aggregate of 398 corporate clients, of which 180 were returning clients to whom we provided services more than once. Advertising and Media Service Clients Fast - moving Consumer Goods Clients Other Clients See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. All marks are trademarks or registered trademarks of their respective owners. The display of trademarks herein does not imply t hat a license of any kind has been granted. 17

Experienced Management Team



Mr. Zhuoqin Huang Chief Executive Officer, Director and Chairman of the Board of Directors

- Mr. Huang has been our chief executive officer and chairman of the board of directors since May 6, 2020 and director since January 3, 2020.
- Mr. Huang has served as the chairman of Xiamen Pop Culture since May 2016 and its chief executive officer since August 2008.
- Mr. Huang served as the chief executive officer of Fujian Zhongtian Chuanxun Advertising Co., Ltd. Xiamen Branch Office, an advertising company, from March 2005 to August 2008.
- Mr. Huang worked as a brand manager of Swire Coca-Cola Beverages Xiamen Ltd., a manufacturer of non-alcohol beverages, from August 2002 to March 2005.
- Mr. Huang received his bachelor's degree in Tourism Economic Management from Huaqiao University in 2002.



Mr. Weiyi Lin Vice President and Director Appointee

- Mr. Lin has been our vice president since May 6, 2020.
- Mr. Lin has served as the vice president, manager of marketing center, and director of Xiamen Pop Culture since January 2015.
- Mr. Lin served as the director of operation and management of Zhengzhou Synear Food Co., Ltd., a manufacturer and distributor frozen food products, from March 2012 to December 2014.
- Mr. Lin served as vice president for marketing of Hubei Daohuaxiang Group Green Food Co., Ltd., a producer of green food, from July 2010 to July 2011.
- Mr. Lin received his junior college degree in E-Commerce from Xiamen University of Technology in 2007.



Ms. Rongdi Zhang Chief Financial Officer and Vice President

- Ms. Zhang has been our chief financial officer and vice president since November 2020.
- Ms. Zhang has served as the chief financial officer, vice president, and secretary of the board of Xiamen Pop Culture since August 2017.
- Ms. Zhang served as the chief executive officer of Gaoqing (Xiamen) Venture Capital Co., Ltd., a venture capital and financial consulting firm, from August 2012 to July 2017.
- Ms. Zhang served as the chief financial officer of Xiamen South Keyu Technology Co., Ltd., an information technology and services company, from October 2008 to July 2012.
- Ms. Zhang is a member of the Institute of Public Accountants and the Association of International Accountants. Ms. Zhang graduated from Tianjin University in 2014.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Independent Directors



Mr. Christopher Kohler Independent Director Appointee

- Mr. Kohler has been the owner of Chris Kohler Consulting, Inc. since April 2012, providing accounting and finance consulting to businesses with temporary and/or ongoing accounting and financial needs.
- Mr. Kohler has served as the corporate controller of BlackRidge Technology International, Inc., a cyber security solution provider, since July 2017.
- Mr. Kohler served as the vice president and corporate controller of Bearcat Energy LLC, an oil and gas exploration and production company, from May 2014 to December 2016.
- Mr. Kohler received his MBA degree in Finance and Master of Accountancy from University of Colorado in 2010 and his Bachelor of Science in Marketing from Indiana University in 2002.



Mr. Douglas Menelly Independent Director Appointee

- Mr. Menelly is the co-founder of E-Options Communications Consulting, a consulting firm, and has served as its managing director since January 2018.
- Mr. Menelly worked at Aspen Insurance Group, a specialty insurance and reinsurance company, and served as the senior vice president for corporate communications from August 2016 to October 2017, the global head of marketing from July 2015 to August 2016, and the senior vice president for marketing from November 2013 to July 2015.
- Mr. Menelly received his Executive MBA degree from Columbia Business School in 2012, his master's degree in Operations Management from New York University in 2001, and his bachelor's degree in Civil Engineering from State University of New York in 1997.



Ms. Xiaolin Hu Independent Director Appointee

- Ms. Hu has served as the senior director of student and academic programs at California State University, Bakersfield since December 2019.
- Ms. Hu served as the director of instructional development at California State University, Bakersfield, from September 2011 to December 2019.
- Ms. Hu served as an adjunct faculty member at KC Distance Learning and K12 Inc., an online learning provider, from February 2006 to March 2013.
- Ms. Hu received her PhD degree in Educational Leadership and Policy Studies in 2010 and her master's degree in Curriculum and Instruction in 1995 from the University of Kansas, and her bachelor's degree in Languages and Literature from Fujian Normal University in 1985.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Financial Highlights $8.57 $19.03 $15.69 $1.00 $3.83 $2.63 $0.00 $5.00 $10.00 $15.00 $20.00 FY2018 FY2019 FY2020 Total Revenue Net Income 上半年 Millions See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 20 Note: Fiscal year end is June 30. Gross Margin and Net Income Margin 31% 29% 20% 17% 0% 10% 20% 30% 40% FY2019 FY2020 Gross Margin Net Income Margin Total Revenue and Net Income

Financial Highlights $9.95 $13.84 $2.28 $2.37 $0.00 $5.00 $10.00 $15.00 1H2020 1H2021 Unaudited Total Revenue Net Income 上半年 Millions See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 21 Note: Fiscal year end is June 30. Gross Margin and Net Income Margin 33% 28% 23% 17% 0% 10% 20% 30% 40% 1H2020 1H2021 Unaudited Gross Margin Net Income Margin Total Revenue and Net Income

Financial Highlights See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 34% 52% 14% FY2019 Note: Fiscal year end is June 30. Event Planning and Execution Event Hosting Marketing 49% 35% 16% FY2020 Revenue Breakdown 20

Financial Highlights See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Note: Fiscal year end is June 30. Event Planning and Execution Event Hosting Marketing Revenue Breakdown 20 50% 45% 5% 1H2021 Unaudited 44% 43% 13% 1H2020

Contact Steven Sun Email: jsun@netw1.com Tel: +1 - 973 - 204 - 9757 Address: 2 Bridge Ave, Suite #241 Red Bank, NJ 07702 USA Investor Relations Ascent Investor Relations LLC Tina Xiao Email: tina.xiao@ascent - ir.com Tel: +1 - 917 - 609 - 0333 Address: 733 Third Avenue, 16th Floor New York, NY 10017 USA Bookrunner Network 1 Financial Securities, Inc. Email: ir@520pop.com Tel: + 86 - 18750233808 Address: Room 102, 23 - 1 Wanghai Road Xiamen Software Park Phase 2 Siming District, Xiamen City, Fujian Province The People’s Republic of China Issuer Pop Culture Group Co., Ltd 24

THIS IS THANKS Pop Culture Group Co., Ltd Let’s Battle!